Reliv International Inc.
2004 annual report




Cardio
Sentials


2004 Financial Highlights

(In thousands, except per share amounts)

At December 31	2004	% change	2003	% change	2002
Sales at suggested retail	$139,443	26.1%	$110,570	22.7%	$90,110
Net sales	96,982	26.0%	76,960	22.3%	62,927
Net income	5,387	22.5%	4,397	76.4%	2,493
Net income available to common shareholders	5,374	23.8%	4,341	74.1%	2,493
Earnings per share(1)					
Basic	0.34	17.2%	0.29	61.1%	0.18
Diluted	0.31	19.2%	0.26	73.3%	0.15
Total assets	30,997	25.6%	24,681	33.8%	18,446
Long-term debt and capital lease obligations, less current maturities	3,358	(9.2%)	3,700	(8.8%)	4,057
Stockholders' equity	18,191	39.2%	13,072	67.6%	7,798
Return on net sales	5.5%		5.6%		4.0%
Return on average total assets	19.1%		19.3%		14.1%
Return on equity	36.1%		40.2%		36.7%
Current ratio	2.41		2.01		1.40
Long-term debt to equity ratio	0.18		0.28		0.52

(1) 2002 earnings per common share have been restated for the 2003 stock split.

Reliv International, Inc. is a network marketing company and manufacturer of high-quality nutritional supplements. Items produced by Reliv include nutritional and weight-management supplements, sports drink mixes, dietary fiber products, a variety of functional foods and a line of premium skin care items. These products are sold exclusively to customers through Independent Distributors working in ten countries: United States, Australia, New Zealand, Canada, Mexico, United Kingdom, Ireland, the Philippines, Malaysia, and Singapore.



Dear Fellow Reliv Shareholder,

I'm pleased to report that Reliv International had another great year in 2004. We set records for both revenues and earnings, and we continued our recent run of exceptional sales growth. One primary goal for 2004 was to extend into international markets the strategies that we have tested and proved successful in the United States. Our results demonstrate that Reliv's simple, consistent business model does indeed travel well.

To mark the company's strong performance in 2004, your board of directors declared two cash dividends during the year: three cents ($0.03) per share paid in May, and three-and-a-half cents ($0.035) per share paid in November.

These cash dividends signal the board's intent to distribute a portion of Reliv's income to shareholders twice a year. Dividends are a sign that we have achieved consistent growth and solid profitability. We now have the financial resources to pay dividends while meeting our other responsibilities and exploring new opportunities in the marketplace. We are gratified to be able to reward our shareholders for their continued confidence in this business.

Of course, we believe there's good reason to be confident in Reliv's prospects. But before we explore our plans in detail, let's take a closer look at the company's 2004 financial performance.

Financial Results

For the year, Reliv net sales advanced 26 percent, to total $96.98 million, up from $76.96 million in 2003. Not only are our revenues up, but we are actually picking up the pace: It was the second consecutive year that our net sales grew more than 20 percent. Those increases came on top of the 19 percent growth we posted in 2002.

Our 2004 earnings performance almost matched the growth rate in revenues. For the year, Reliv's earnings soared a solid 24 percent, to total $5.37 million, or $0.31 per diluted share. This compares with earnings of $4.34 million, or $0.26 per diluted share, in 2003.

It's worth noting that our earnings — particularly in the second half of the year — were affected by certain one-time costs associated with management's assessment of financial reporting controls related to compliance with the Sarbanes-Oxley Act. These controls are designed to ensure that shareholders can have confidence in the accuracy and quality of the financial information provided by publicly held companies.

We certainly support the principles behind the new financial reporting regulations, but the costs associated with meeting these requirements have been substantial. During 2004, we spent over $1 million more on accounting and related fees than we did in 2003. Many of the additional expenses were start-up costs for internal control documentation and testing, so we expect that this reporting will have a smaller impact on our earnings in 2005 and beyond.



One Model... Going Global

As we look back on what we accomplished in 2004, one achievement stands out: Our ability to take what we've learned in the United States in recent years and apply it around the world.

For the past several years, we have focused on a simple, consistent approach. We have sharpened our impact on the U.S. marketplace by concentrating on the two things we do best:

⇒ Provide an outstanding business opportunity for our independent distributors.

⇒ Make good nutrition simple for consumers.

That concentration is a big reason why we are so confident in Reliv's potential for growth. We know we can grow simply by continuing to execute our strategy well in the marketplace. We don't have to rush to introduce new products. Nor do we have to acquire new lines of business. We have plenty of room to grow just by extending our current products, and the Reliv business opportunity, into more cities and countries. It's a great position to be in — knowing that we can write a truly remarkable success story at Reliv just by doing more of the same. We have a solid base from which we can explore new opportunities.

As a network marketing company, ours is a field-driven business model. We must continually add new members to our distribution network in order to reach more customers with our nutrition products. We've made network development one of our top priorities in recent years. By improving our compensation plan and marketing materials, we have made it easier for current distributors to recruit new associates into their downline organizations, and to train and motivate those new distributors to be successful in their own right.

Today, no matter where new Reliv distributors receive their initial training, they get a thorough grounding in the proven training system that we use in the United States: twice-weekly meetings held in local markets, augmented by a regular schedule of regional, national and international conferences.

The system is easy to understand, easy to communicate, and easy to manage. And the results speak for themselves. For four years in a row, our U.S. distribution network has grown at a double-digit percentage pace. We have seen record numbers of distributors reach key performance levels — such as the Master Affiliate designation.

Throughout 2004, we took this proven U.S. model to the nine other countries where we have operations today. This was relatively easy in Singapore, our newest market, where we installed the basics of our business development system right from the start. In other markets, the change required more effort, as we eliminated some of the country-specific policies and practices that had been implemented with previous launches. We also installed a new sales management structure. In all of our countries, the salespeople now report directly back to Reliv headquarters. This move helps to ensure that our proven Reliv System is being deployed consistently in every market.


Classic

The results of these changes are quite promising. By the end of 2004, we saw international sales grow 18 percent compared to 2003, even though most of our international markets had less than a full year of operation under the Reliv Success System.

Early in 2005, we announced the next step in international expansion: our intention to enter Germany during the second half of the year. This is a promising opportunity: Industry sources rank Germany as one of the top five markets in the world for direct selling, with revenues in excess of $3 billion annually. Germany, Reliv's first foray into continental Europe, may well serve as our launching pad for a much larger presence there in the years to come.

Good Nutrition, Made Simple

The second component of our strategy — making good nutrition simple — is also a key to the company's rapid growth. Our nutritional supplements are all designed with one goal in mind: They help take the guesswork out of eating right, by providing a precise nutritional combination that promotes overall health.

Reliv provides easy-to-use products (several of them patented) that draw on our extensive expertise in food science. Consumers can choose between two basic nutrition formulas that provide a solid foundation for a healthy diet. We also offer functional products for specific needs such as healthy joint function, women's health issues, and heart health. In each case, the fundamental appeal of Reliv products comes from the promise that "the science is in the can." Consumers don't have to worry about mixing and matching a bewildering assortment of nutritional supplements; our food scientists have done the homework for them.

Our powerful promise has been made even stronger by our decision to invest in clinical testing during 2004. As you'll read on page 8 of this report, we now have clinical support that Reliv CardioSentials,™ a product we introduced in February 2005, may reduce the risk of heart disease. This decision to submit a specific product formulation — and not just individual ingredients — to clinical testing underscores our confidence in the safety and efficacy of our products.

In the coming months, we intend to conduct clinical trials for other Reliv products. The ultimate goal is to establish a clear demarcation between Reliv and our competitors in the nutritional supplement industry. We want to win over more and more consumers by being able to prove to them that Reliv products really work.

Along with increasing investment in product development and product testing, we also completed several manufacturing improvements in 2004. These capital projects help us enhance quality controls and meet the growing demand for Reliv products. The new equipment we brought on line in the third quarter has substantially increased our manufacturing throughput. These improvements should allow us to handle projected growth for at least the next several years.



Building Stronger Ties to the Investment Community

Given the progress we've made in strengthening our business performance over the past several years, it's not surprising that Reliv stock continues to attract attention. In fact, we earned the No. 28 ranking on *BusinessWeek* magazine's "Hot Growth 100" list for 2004.

We certainly welcome this type of recognition. We are also looking beyond the popular business media for opportunities to tell the Reliv story. In particular, we have been focusing on institutional investors who could broaden our ownership base. That would boost the average daily trading volumes in Reliv stock, thereby enhancing the liquidity of our stock as an investment vehicle. We made modest progress toward that goal in 2004. We plan to continue these targeted investor relations activities in 2005, because we believe they will have a positive impact on the long-term value of your Reliv shares.

Outlook

Without question, Reliv is in a great position to succeed in 2005 and beyond. We are confident that we can continue to grow at a healthy rate just by extending the proven impact of our simple, consistent business development strategy into new markets. Add to that the excitement of having a new, clinically proven product to sell, and you can easily understand why the company's outlook is so bright. We appreciate your continued support for these efforts to Nourish Our World and to create value for Reliv shareholders.

Robert L. Montgomery
Chairman, President and Chief Executive Officer

A Solid Business Base, a Bright Path Forward

Exceptional revenue growth headlined the Relìv International story in 2004. For the fourth consecutive year, we set a record for net sales from our core business: the network marketing of nutritional supplements. Once again, we achieved a double-digit percentage increase in revenues in a single year. Since 2001, sales revenues have nearly doubled.

What makes the story all the more remarkable is that this growth has been achieved without acquisitions or major product introductions. Year after year, we continue to build our business organically. We have a foundation of proven products and a simple, highly effective network marketing system. This fundamental strength is now providing opportunities to reinvest in the company and take it to the next level of performance in 2005.

Simplicity and Consistency

The heart of Relìv's recent success is our large and growing network of independent distributors. As a network marketing company, Relìv products are not sold in stores. Instead, they are marketed directly to consumers in 10 countries around the world, by tens of thousands of distributors who have embraced the Relìv Success System as their path to financial independence.

The Relìv Success System gives people an easy, effective way to go into business for themselves without a large up-front investment. The system is built on an attractive compensation plan that allows distributors to earn commissions on the Relìv products they sell personally, as well as on the sales generated by downline distributors.

Our distributor ranks are growing at a rapid pace, in part because network marketing professionals know that Relìv provides one of the industry's most attractive business opportunities. Our compensation plan is specifically designed to spur recruiting by offering generous royalty payouts at all levels of the distributor network. That makes it simple for new distributors to experience success quickly: They can make money when they're just starting to build their businesses.

Along with an attractive compensation plan, Relìv also supports distributors with a consistent set of training activities and sales events. The Relìv model is built on a set of regularly scheduled meetings that, in effect, create an easy-to-manage 90-day cycle of business development.













Each week, at the local level, Reliv distributors invite people to a Reliv Opportunity Meeting held on Tuesday night. These presentations highlight the effectiveness of our products and provide proof that the Reliv business creates serious income opportunities for distributors. In addition, every Saturday, distributor leaders hold Reliv Basic Training sessions. Distributors can fine-tune their business building skills every week in this part of our Reliv System.

A second key component of the Reliv System is Master Affiliate Training (MAT) school, held quarterly in dozens of locations around the world. These sessions provide an opportunity for up-and-coming distributors to learn more about building a large downline organization. Distributors must meet certain sales and recruitment targets in order to qualify for MAT school training. This provides a built-in incentive for new distributors to get their businesses off to a quick start and to stay on track toward achieving Master Affiliate status.

To augment this ongoing cycle of training activities, Reliv also sponsors leadership conferences, which are held in locations with significant concentrations of Reliv distributors.

Each year, the number of leadership conferences continues to grow. In 2004, we had six across the United States, plus conferences in Mexico, Australia, Malaysia, Singapore, and the Philippines. In addition, the company hosted an Asia-Pacific conference for the first time in 2004, attracting distributors from five nations. We also set an attendance record at our annual International Conference in St. Louis, drawing about 6,000 independent distributors from around the world.

The growth of our regularly scheduled training and development activities is the direct result of our year-long re-creation of the Reliv Success System in markets worldwide. Before 2004, many of our international distributors were using compensation models and training programs that differed from the simple, consistent system used successfully in United States. That has now changed: By the second quarter of 2005, all of our operations will be consistent worldwide.

Marketing materials have been standardized around the world as well. During 2004, Reliv introduced new global versions of key tools such as the presentation/application workbook, the product sales brochure, and the Reliv distributor kit. Additionally, website designs were also standardized for each country to ensure that distributors have all the tools they need to tell the Reliv story in a strong, consistent way, no matter where they are located or what language they happen to speak.

These are important changes, because they pave the way for Reliv's top-producing U.S. distributors to extend their leadership into additional markets around the world. The changes also help to ensure that current and new distributors in our international markets will benefit from a proven business development system — one that has produced double-digit percentage sales increases four years in a row.

Success Breeds Success

The company's sustained focus on distributor recruitment and training was reflected in the healthy expansion of our distribution network during 2004 — a key barometer of growth potential.

For the third consecutive year, distributor recruitment advanced at a double-digit percentage pace in the United States, our largest market. Our total distributor count grew 15 percent in 2004, on top of the 13 percent increase achieved in the prior year. Recruitment was also strong in the other markets we serve, with Reliv's distributor ranks up 19 percent worldwide in 2004.

Distributor advancement is another essential measurement of the company's performance and prospects for growth. In particular, we track the number of distributors who reach the Master Affiliate level of the network. These distributors have demonstrated both their ability to sell a significant volume of Reliv products and to recruit new distributors into their downline organizations.

Worldwide, the number of distributors who achieved Master Affiliate status was up 26 percent in 2004. Our U.S. operations continued to set a vigorous pace for advancement, increasing their Master Affiliate ranks by over 36 percent for the second consecutive year.

Thirty-seven distributors moved up to Ambassador level, the top of our distribution network in 2004. That brings the total to more than 238 Ambassador-level distributors worldwide. This growth is particularly important, because Reliv Ambassadors lead the advance into new markets.

Our next target is Germany, where we expect to open operations in 2005. Germany is an attractive opportunity for Reliv: With over $3 billion in network marketing sales annually, Germany ranks as one of the five largest direct-selling markets in the world, according to the Direct Selling Association. This will be our first venture into continental Europe, home to some of the world's most well-established consumer economies.

Making Good Nutrition Simple

The Reliv Success System is just part of the reason for the company's outstanding growth, of course. The second pillar of our strategy — making good nutrition simple — is equally important, and it represents another proven strength of our business.

Most consumers know that balanced nutrition plays an important role in promoting overall health. Study after study has shown that increasing the intake of vitamins, soy protein, fiber, antioxidants, and other critical nutrients can help to improve organ function and even promote the growth and repair of body tissues.

However, many consumers don't realize just how difficult it can be to consume the right combinations of nutrients to achieve the health benefits they desire. That's where Reliv's expertise in food science comes in. All of our products are formulated to provide the right combination of nutrients in precisely the right amounts to deliver the greatest nutritional benefits.

Two general nutrition formulas — Reliv Classic® and Reliv Now® — anchor our product line. Both are formulated to deliver optimum amounts of essential vitamins, minerals and nutrients. We also offer several functional formulas that target specific nutritional needs or health concerns.

> **Reliv FibRestore®** provides a rich source of dietary fiber and antioxidants.

> **Reliv Arthaffect®** offers an effective way to support healthy joint function.

> **Reliv ReversAge®** replenishes key hormones and revitalize the body's major systems to help counter the effects of aging.

> **Reliv CardioSentials™** targets heart health with a revolutionary nutrient formula that has been shown in a clinical study to be safe and effective.


Cardio Sentials


ReversAge


Arthaffect.
NUTRITIONAL SUPPLEMENT
with Arthred.


FIBER-RICH
ANTIOXIDANT
SUPPLEMENT









In 2004, Relìv commissioned an independent clinical trial on a newly developed dietary supplement, Relìv CardioSentials, to determine its safety and efficacy in lowering the risk of heart disease, the number one cause of death in the United States.

Conducted under the direction of Joe Vinson, Ph.D., professor of chemistry at the University of Scranton, the clinical trial sought to determine whether long-term use of Relìv's new formulation would have an influence on plasma lipids in study participants who had elevated cholesterol levels.

The study tested two groups: individuals who were taking statin medications and individuals who were not on statins. Both groups experienced significant antioxidant benefits from Relìv CardioSentials, which supports heart health by defending against lipid oxidation.

The results of the randomized double-blind, placebo-controlled crossover design trial were extremely encouraging. Participants achieved statistically significant decreases in their total cholesterol, bad cholesterol (LDL), and triglyceride levels, decreases in their cholesterol/good cholesterol (HDL) ratio, and decreases in the bad to good (LDL/HDL) ratios. In addition, results showed that cholesterol levels improved even for those participants who were already taking cholesterol-reducing statin drugs.

Vinson reports that the overall effect of the supplementation program for participants was a significant reduction in the 10-year risk of developing cardiovascular disease, as measured by the risk-assessment tool developed by the National Cholesterol Education Program.

This clinical trial is an important step forward for Relìv. It offers scientific proof that our new product is safe and that it delivers the health benefits it is intended to provide. That's a standard that few others in the nutritional supplement industry have been able to reach. Most product claims focus on the effectiveness of individual ingredients, not the finished product. In 2005, we begin the next phase of clinical testing, with trials designed to measure the health impact of our core nutritional supplements, as well as more safety testing.

Clinical testing reinforces our belief that our products truly are different from many competing supplements. All of our nutritional products are offered as powdered drink mixes. This enhances their bio-availability and gives Relìv products a key advantage over nutritional supplements sold in pill form.

In 2004, we affirmed our commitment to excellence in food technology by joining the Council for Responsible Nutrition (CRN), a highly respected trade association dedicated to enhancing the health of the American public through the appropriate use of dietary supplements.

CRN members include some of the nutrition industry's largest and most respected competitors: Archer Daniels Midland Company, Bayer Corporation, Cargill Health & Food Technologies, Wyeth Consumer Healthcare, and more than 70 other companies. As a CRN member, Relìv has completed an extensive audit of our products and marketing materials. We have also agreed to abide by a strict code of ethics, including the commitment to "provide the public with safe and beneficial dietary supplements, manufactured to high quality standards, and to ensure that consumers are provided with the accurate information they need to make informed choices."

Investing for the Future

Beyond the resources Reliv devoted to product development and clinical testing in 2004, we also prepared our quality control and manufacturing facilities to withstand the company's rapid growth.

In a million-dollar upgrade to Reliv's plant, we installed equipment that can accommodate double the facility's previous daily output. Key additions include new bar-coding equipment, new high-speed filling and seaming equipment, an automated conveyor system, a state-of-the-art Scantrac Imaging System for product inspection, an automated can casing system, and a case palletizer.

Together, all this new equipment will substantially increase throughput speeds and enhance our quality control. The upgrade was brought online in the third quarter of 2004. We also completed an expansion of our quality control laboratories, where we sample and analyze ingredients prior to product blending, and perform stability testing on finished goods.

After an extensive audit of our manufacturing processes and quality control procedures in 2004, Reliv's manufacturing plant once again earned certification from Australia's Therapeutic Goods Administration (TGA). This signifies that the plant meets all TGA standards which far exceed most governments' requirements for food manufacturing. Our TGA certification will also enable Reliv to meet or exceed the U.S. government's new Good Manufacturing Practice standards for dietary supplements, scheduled to be implemented in 2005.

Work is under way in 2005 to complete the next phase of our investment in growth: a project that will add space for Reliv's distributor service center and upgrade computer systems and telephone systems to accommodate the company's expected growth over the next several years.

Nourishing a World in Need

As Reliv put the finishing touches on the record-setting year in 2004, our sense of accomplishment was overshadowed by the tragic news of the tsunami that struck dozens of countries bordering the Indian Ocean in December. Although most of the countries where we do business were spared the brunt of the devastation, Reliv distributors and employees around the world were moved to respond to the disaster in an unprecedented way.

In the weeks following the tsunami, Reliv teamed up with the Kalogris Foundation, a charitable organization supported by the company and Reliv distributors, to pledge almost $600,000 in food supplement products and cash to provide relief. Additional pledges are continuing to come in from employees and distributors.

This extraordinary outpouring of generosity was the largest single pledge ever made by the company and the foundation. But the contribution was entirely in keeping with Reliv's mission: "To Nourish Our World." Most of the donation is being made in the form of Reliv food products, a gift uniquely suited to the event, as local relief agencies struggle to address basic human nutritional needs after the disaster.

Reliv and our distributors are providing much-needed experience in the region as well, setting up feeding centers in Sri Lanka and India that are modeled on the feeding centers we have supported in the Philippines and other countries throughout the region for many years.










SCANTRAC

Automation Investment Er

Reliv completed a million-dollar capital project in 2004 to accommodate product demand spurred by the company's continued growth.

- A completely automated conveyor system moves packaging and product from station to station.
- An automated filler measures the exact amount of product into each can.





iances Quality, Throughput

3> After cans are filled, a state-of-the-art Scantrac Imaging System scans each can. Then cans are labeled by a new high-speed labeling system.

4> After inspection and labeling, cans are sent to an automated packing station, where they are loaded into cartons.

5> An automated pallet packer prepares finished cartons for storage.

Board of Directors

Chairman, President, and Chief Executive Officer, Reliv International, Inc.

Director of Special Projects, Reliv International, Inc.

Senior Vice President, Reliv International, Inc.

Corporate Secretary, The Baughan Group, Inc.

Retired Vice President, A.G. Edwards & Sons, Inc.

Chairman and Chief Executive Officer, Arbonne International, Inc.

Principal, Larson Allen Health Care Group



Corporate Officers & Executives

Chairman, President, Treasurer and Chief Executive Officer

Senior Vice President, Worldwide Operations

Vice President

Vice President, Finance
Chief Financial Officer

Vice President, Sales

Vice President, Sales

Vice President, Technical Affairs and Manufacturing

Senior Vice President, International and Corporate Development
General Counsel and Secretary

Director of Special Projects

Overview

The Company produces a line of food products including nutritional supplements, diet management products, and sports drink mixes. The Company also sells a line of skin care products. These products are sold by subsidiaries of the Company to a sales force of independent distributors of the Company that sell products directly to consumers. The Company and its subsidiaries sell products to distributors throughout the United States and in Australia/New Zealand, Canada, Mexico, the United Kingdom/Ireland, the Philippines, Malaysia, and Singapore. As of December 31, 2004, the Company had approximately 73,200 distributors worldwide.

The Company receives payment by credit card, personal check, or guaranteed funds for orders from independent distributors and makes related commission payments in the following month. The net sales price is the suggested retail price less the distributor discount of 20% to 40% of such suggested retail price. Sales revenue and commission expenses are recorded when the merchandise is shipped. In 2004, net sales in the United States were approximately 86% of worldwide net sales, with the remainder from our international operations. The sales breakdown by country is presented in greater detail in the "Net Sales by Region" table in the 2004 vs. 2003 section below.

Cost of products sold primarily consists of expenses related to raw materials, labor, quality control, and overhead directly associated with the production and distribution of products and sales materials, as well as shipping costs, duties, and taxes associated with product exports.

Distributor royalties and commissions are paid to Master Affiliates monthly, based on the sales of their distributor organization in the prior month. These expenses are governed by the distributor agreements. Also, included in this expense item is other sales leadership bonuses that are directly related to the level of sales.

Selling, general, and administrative expenses include compensation and benefits, all other selling expenses, marketing, promotional expenses, travel, and other corporate administrative expenses.

Results of Operations

Net Income and Net Sales: 2004 vs. 2003 The Company's 2004 net income available to common shareholders was $5,374,000 or $0.31 per share diluted. This compares with net income of $4,341,000 or $0.26 per share diluted in 2003. Net income in the United States, our primary market, was $5,901,000 in 2004, compared to net income of $4,741,000 in 2003 and led to the Company's overall improvement in both sales and profitability. The net loss from international operations was $513,000 in 2004, compared with a loss of $344,000 in 2003. Sales in the United States, the Company's largest market, grew by 27% in 2004, compared to 2003. However, profitability was adversely impacted by the expenses the Company incurred related to the first year of management's documentation and assessment of internal control as required by Section 404 of the Sarbanes-Oxley Act of 2002. The Company's international operations experienced a sales increase of 18% in 2004, compared to 2003, due primarily to the first full year of operation in Malaysia. The Company continues to implement its strategy of a consistent distributor compensation plan and business model across its foreign operations. These changes have reduced operating margin in the foreign markets, and, along with other sales development expenses, have reduced profitability in the international markets overall, but are essential to the consistent execution of our business model and sustainability of our international growth.

The following table summarizes the net sales by geographic region for the years ended December 31, 2004 and 2003:

Net Sales by Region	2004		2003		Change from	Change
(in thousands)	$	% of sales	$	% of sales	prior year	in %
United States	83,873	86.5%	65,832	85.5%	$18,041	27.4%
Australia/New Zealand	2,543	2.6%	2,060	2.7%	483	23.4%
Canada	1,751	1.8%	1,256	1.6%	495	39.4%
Mexico	2,634	2.7%	3,338	4.3%	(704)	-21.1%
United Kingdom/Ireland	545	0.6%	475	0.6%	70	14.7%
Philippines	2,865	3.0%	3,419	4.4%	(554)	-16.2%
Malaysia/Singapore	2,771	2.9%	580	0.8%	2,191	377.8%
Consolidated total	96,982	100.0%	76,960	100.0%	$20,022	26.0%

The following table illustrates the Company's active distributors and Master Affiliates as of December 31, 2004 and 2003. The Company defines an active distributor as one that enrolls as a distributor or renews their distributorship during the year. Growth in the number of active distributors and Master Affiliates is a key factor in continuing the growth of the business.

Active Distributors and Master Affiliates by Region	2004		2003		Change in %	
	Distributors	Master Affiliates	Distributors	Master Affiliates	Distributors	Master Affiliates
United States	47,190	12,460	41,000	9,150	15.1%	36.2%
Australia/New Zealand	3,040	290	2,570	230	18.3%	26.1%
Canada	1,480	210	1,140	180	29.8%	16.7%
Mexico	9,000	710	7,700	1,370	16.9%	-48.2%
United Kingdom/Ireland	450	60	410	70	9.8%	-14.3%
Philippines	6,760	650	7,380	810	-8.4%	-19.8%
Malaysia/Singapore	5,280	730	1,350	200	291.1%	265.0%
Consolidated total	73,200	15,110	61,550	12,010	18.9%	25.8%

In the United States, the Company's largest market, the number of active distributors increased to 47,190 from 41,000 during 2004. New distributor enrollments increased to 22,975 in 2004, compared to 20,800 in 2003. The retention rate of distributors who renew their annual agreement was 58% in 2004, as compared to a renewal rate of 54% in the prior year. The renewal rate was also slightly better than the average renewal rate over the last five years of 55%. Master Affiliates, distributors who have attained the highest level of discount and are eligible for generation royalties, increased to 12,460 in the United States as of December 31, 2004 from 9,150 as of December 31, 2003. Nearly 6,900 distributors qualified as new Master Affiliates and 61% of the Master Affiliates as of December 31, 2003, requalified as Master Affiliates during 2004. In 2004, the Company processed 207,170 wholesale orders in the United States at an average retail price of $504, compared to 171,900 orders at an average of $480 in 2003.

The Company's Direct Select Program is available for distributors and their retail customers to order product in less than case lots directly from the Company. In the United States in 2004, the program processed a total of 58,800 orders for a retail sales value of $6,239,000, compared to 40,300 orders totaling $4,284,000 in 2003. The average order size at retail value remained constant at $106 in both 2004 and 2003.

Company attributes the increase in sales and other sales statistics in part to the momentum created by the consistency and reinforcement of its training programs and business opportunity presentations, in the form of regional distributor conferences and other corporate-sponsored meetings. Also, the Company held its annual international distributor conference in St. Louis, Missouri in August 2004 with approximately 6,000 distributors in attendance. These activities have resulted in more distributors reaching the Master Affiliate level, who are more experienced and productive distributors.

The Company is continuing to reinforce existing marketing programs designed to incentivize and reward distributors to expand their sales efforts and add distributors to their downline organization, such as the "Star Director", "Ambassador" and "Road to Presidential" programs. The Star Director Program compensates distributors who reach certain levels of sales organization growth with bonuses based on the retail sales of their distributor network. In 2004, $3,589,000 was paid through this program compared to $2,786,000 in 2003. The Ambassador Program compensates distributors at the highest levels for their leadership and development of sales. At year-end 2004, there were 238 Ambassadors who shared in bonuses totaling $1,989,000, compared to 210 Ambassadors at the end of 2003 sharing bonuses of $1,494,000. The Road to Presidential Program, through training and rewards, is designed to encourage distributors to reach the highest level of earnings potential by building downline organizations.

In Australia and New Zealand, where the Company operates on a regional basis, net sales increased to $2,543,000 in 2004 from $2,060,000 in 2003. New distributor enrollments during 2004 in Australia/New Zealand were 1,419, as compared to 905 in 2003. Distributor renewals in the region were 55% in 2004 as compared to 60% in 2003. A portion of the sales increase as measured in U.S. dollars is the result of the strengthening of the Australian and New Zealand dollars relative to the US dollar, but sales in Australia measured in local currency increased in 2004, as well. On a local currency basis, sales in Australia increased by 11% in 2004, compared to 2003, whereas local currency sales in New Zealand decreased by 9% in 2004, compared to 2003. In September 2003, the Company announced a new sales manager for this market, as well as a change to the compensation plan, in which royalties are paid based on the full retail price of products. This change in the compensation plan is part of the Company's worldwide plan to make the business model seamless from country to country. This will encourage more cross-border sales and sponsorship activity. As a result of the additional royalty expense due to the compensation plan change, along with the added expenses of the new sales manager, the region experienced a net loss in 2004. The combined net loss for Australia and New Zealand was $132,000 in 2004, compared to net income of $2,000 in 2003. These changes are beginning to have the desired effect on sales, as net sales in the 4th quarter of 2004 for these markets showed a 15% increase over the prior year quarter, and the combined operating results for the quarter were slightly profitable. Similar changes in the compensation plans were made in Canada and the United Kingdom earlier in 2003, and similar changes are being gradually phased in for the Mexican and Philippine markets.

Net sales in Canada increased in 2004 to $1,751,000 from $1,256,000 in 2003. During 2004, the Canadian dollar continued to strengthen considerably compared to the US dollar, and this caused a portion of the net sales improvement, when expressed in US dollars. In Canadian dollars, net sales improved by 29% in 2004, compared to 2003. New distributor enrollments were 853 in 2004, compared to 594 in 2003, with a distributor renewal percentage of 55% during 2004. The Canadian operation showed an increase in net income in 2004 to $249,000, as compared to a net income of $155,000 in 2003. Growth in the Canadian market is a by-product of the success being experienced in the U.S. market, as the markets are managed in tandem.

Net sales in Mexico in 2004 were $2,634,000 compared to $3,338,000 in 2003. New distributor enrollments increased in 2004 to 7,904 compared to 5,939 in 2003. Net sales in Mexico declined due in part to more stringent Master Affiliate qualification requirements and other changes to the distributor compensation plan, as the distributor force in Mexico is affected by these changes. The net loss in this market decreased to $113,000 in 2004, as compared to $134,000 in 2003. Cost reductions in certain general and administrative expenses were not able to offset the effects of the decline in net sales.

Net sales in the United Kingdom ("UK") in 2004 were $545,000 compared to $475,000 in 2003. The increase in net sales is almost entirely due to the stronger UK pound, compared to the U.S. dollar. Net sales in UK pounds for 2004 increased by 3%, compared to 2003. New distributor enrollments were 193 in 2004, compared to 166 in 2003. The net loss incurred in this market increased to $183,000 in 2004 from $115,000 in 2003. The increase in sales was offset by higher commission expenses, as the Company made a change to the UK compensation plan, similar to Australia/New Zealand, to pay royalties on the full retail value of the products.

Net sales in the Philippines in 2004 were $2,865,000, compared to $3,419,000 in 2003. New distributor enrollments were 5,360 in 2004, compared to 6,311 in 2003. The Philippines operations had a net loss of $164,000 in 2004, compared to a net loss of $15,000 in 2003. Approximately $110,000 of the net loss was due to a valuation allowance recorded against deferred tax assets of $65,000 for net operating loss carryforwards that the likelihood of utilization is uncertain prior to their expiration in 2005 and 2006. The Philippines operation was also subject to a minimum corporate income tax based on gross profit of approximately $45,000. As in Mexico, net sales declined due in part to the changes made in the business model and distributor compensation plan, as the distributor force in the Philippines is affected by these changes.

The Company's newest markets, Malaysia and Singapore, had net sales of $2,771,000 during 2004, compared to net sales of $580,000 during 2003. Malaysia opened in September 2003, and Singapore opened in March 2004. Approximately 4,900 new distributors enrolled during 2004 in these markets, compared to 1,200 new distributors enrollments during the last four months of 2003. The Company had a net loss of $170,000 in these markets in 2004, compared to a net loss of $237,000 during 2003, Malaysia's start up year.

During 2004, the Company did not introduce any new products in the United States; however, it introduced certain core products into its foreign markets, including FibRestore and ReversAge in Malaysia.

2003 vs. 2002 The Company's 2003 net income available to common shareholders was $4,341,000 or $0.26 per share diluted. This compares with net income of $2,493,000 or $0.15 per share diluted in 2002. Net income in the United States, the Company's primary market, was $4,741,000 in 2003, compared to net income of $2,640,000 in 2002. The net loss from international operations was $344,000 in 2003, compared with a loss of $147,000 in 2002. The net loss in the Company's newest operation, Malaysia, comprised $237,000 of the net loss from international operations in 2003. The Company experienced strong improvements in both sales and profitability, led by the results in the United States. Sales in the United States, the Company's largest market, grew by 24% in 2003, compared to 2002. The Company's foreign operations continue to show improved results, with overall international sales increasing by 15%, and the net loss in markets opened at least one year improved slightly from the prior year.

The following table summarizes the net sales by geographic region for the years ended December 31, 2003 and 2002. The net sales total for the United States for 2002 includes $137,000 in net sales of the previously reported manufacturing and packaging segment.

Net Sales by Region	2003		2002		Change from	Change
(in thousands)	$	% of sales	$	% of sales	prior year	in %
United States	65,832	85.6%	53,210	84.5%	$12,622	23.7%
Australia/New Zealand	2,060	2.7%	1,923	3.1%	137	7.1%
Canada	1,256	1.6%	983	1.6%	273	27.8%
Mexico	3,338	4.3%	2,905	4.6%	433	14.9%
United Kingdom/Ireland	475	0.6%	446	0.7%	29	6.5%
Philippines	3,419	4.4%	3,460	5.5%	(41)	-1.2%
Malaysia	580	0.8%	—	0.0%	580	N/A
Consolidated total	76,960	100.0%	62,927	100.0%	$14,033	22.3%

The following table illustrates the Company's active distributors and Master Affiliates as of December 31, 2003 and 2002:

Active Distributors and Master Affiliates by Region	2003 Distributors	2003 Master Affiliates	2002 Distributors	2002 Master Affiliates	Change in % Distributors	Change in % Master Affiliates
United States	41,000	9,150	36,400	6,470	12.6%	41.4%
Australia/New Zealand	2,570	230	2,550	240	0.8%	-4.2%
Canada	1,140	180	950	170	20.0%	5.9%
Mexico	7,700	1,370	6,030	1,170	27.7%	17.1%
United Kingdom/Ireland	410	70	390	80	5.1%	-12.5%
Philippines	7,380	810	11,980	1,060	-38.4%	-23.6%
Malaysia	1,350	200	N/A	N/A	N/A	N/A%
Consolidated total	61,550	12,010	58,300	9,190	5.6%	30.7%

In the United States, the Company's largest market, the number of active distributors increased to 41,000 from 36,400 during 2003. New distributor enrollments increased to 20,800 in 2003, compared to 18,148 in 2002. The retention rate of distributors who renew their annual agreement was 54% in 2003, as compared to a renewal rate of 64% in the prior year. Although the renewal rate decreased, it was comparable to the average renewal rate over the last five years of 55%. Master Affiliates, distributors who have attained the highest level of discount and are eligible for generation royalties, increased to 9,150 in the United States as of December 31, 2003 from 6,470 as of December 31, 2002. Nearly 5,000 distributors qualified as new Master Affiliates and 65% of the Master Affiliates as of December 31, 2002, requalified as Master Affiliates during 2003. In 2003, the Company processed 171,900 wholesale orders in the United States at an average retail price of $480, compared to 145,680 orders at an average of $452 in 2002.

The Company's Direct Select Program is available for distributors and their retail customers to order product in less than case lots directly from the Company. In the United States in 2003, the program processed a total of 40,300 orders for a net sales total of $4,284,000, compared to $3,055,000 in 2002. The average order size increased slightly in 2003 to $106, as compared to $104 in 2002.

The Star Director Program compensates distributors who reach certain levels of sales organization growth with bonuses based on the retail sales of their distributor network. In 2003, $2,786,000 was paid through this program compared to $2,097,000 in 2002. The Ambassador Program compensates distributors at the highest levels for their leadership and development of sales. At year-end 2003, there were 210 Ambassadors who shared in bonuses totaling $1,494,000, compared to 174 Ambassadors at the end of 2002 sharing bonuses of $1,300,000.

In Australia and New Zealand, where the Company operates on a regional basis, net sales increased to $2,060,000 in 2003 from $1,923,000 in 2002. New distributor enrollments during 2003 in Australia/New Zealand were 905, as compared to 908 in 2002. Distributor renewals in Australia were 67% and in New Zealand 56% in 2003 as compared to 61% and 47% in 2002, respectively. The increase in sales is due entirely to the strengthening of the Australian and New Zealand dollars relative to the US dollar. On a local currency basis, sales in Australia decreased by 10% in 2003, compared to 2002, whereas local currency sales in New Zealand decreased by 21% in 2003, compared to 2002. Combined net income for Australia and New Zealand was $2,000 in 2003, compared to $11,000 in 2002.

Net sales in Canada improved in 2003 to $1,256,000 from $983,000 in 2002. During 2003, the Canadian dollar strengthened compared to the US dollar, and this caused a portion of the net sales improvement, when expressed in US dollars. In Canadian dollars, net sales improved by 14% in 2003, compared to 2002. New distributor enrollments were 594 in 2003, compared to 469 in 2002. The Canadian operation showed an increase in net income in 2003 to $155,000, as compared to a net income of $132,000 in 2002.

Net sales in Mexico in 2003 were $3,338,000 compared to $2,905,000 in 2002. New distributor enrollments increased in 2003 to 5,939 compared to 4,495 in 2002. The net loss in this market increased to $134,000 in 2003, as compared to $53,000 in 2002, as a result of costs incurred in relocating the main office in Mexico City, along with higher staffing costs.

Net sales in the United Kingdom in 2003 were $475,000 compared to $446,000 in 2002. As in Australia/New Zealand, the increase in sales is entirely due to the stronger UK pound, compared to the US dollar. Net sales in UK pounds for 2003 decreased by 2%, compared to 2002. New distributor enrollments were 166 in 2003, compared to 161 in 2002. The net loss incurred in this market increased from $67,000 in 2002 to $115,000 in 2003. The increase in sales was offset by higher commission expenses, as the Company made a change to the UK compensation plan, similar to Australia/New Zealand, to pay royalties on the full retail value of the products. Also, contributing to the loss were higher office and staffing expenses in 2003, compared to 2002.

Net sales in the Philippines in 2003 were $3,419,000, compared to $3,460,000 in 2002. New distributor enrollments were 6,311 in 2003, compared to 10,665 in 2002. The Philippines operations had a net loss of $15,000 in 2003, compared to a net loss of $137,000 in 2002. Sales in the Philippines in 2003 were affected by a price increase and additional shipping charge that went into effect on March 1, 2003.

The Company's newest market, Malaysia, opened in September 2003, and had $580,000 in sales during the remainder of 2003. Approximately 1,200 new distributors signed up during that same period.

During 2003, the Company did not introduce any new products in the United States, however, it introduced certain core products into its foreign markets, including Reliv Classic in the Philippines and SoySentials in Mexico. In December 2003, the Company discontinued its line of coated granola bars due to low sales volume.

Analysis of the Statement of Operations The following table summarizes selected items from the consolidated statement of operations, expressed as a percentage of net sales, for the periods indicated, and should be read in conjunction with the discussion of the components of the consolidated statements of operations that follow:

Selected data from the Consolidated Statements of Operations	Year Ended December 31 2004	2003	2002
Cost of products sold	17.2%	17.2%	18.4%
Distributor royalties and commissions	39.8%	38.9%	38.5%
Selling, general, and administrative	33.7%	34.4%	36.4%
Provision for income taxes	3.7%	3.8%	2.5%
Net income	5.6%	5.7%	4.0%

Cost of Sales During 2004, cost of products sold was 17.2% of net sales compared with 17.2% in 2003 and 18.4% in 2002. Although this percentage remained constant in 2004, as compared to 2003, increased volume efficiencies were offset by expenses incurred in the start up of a manufacturing equipment upgrade installed during the third and fourth quarter of 2004. Overall ingredient costs in 2004 were stable, with nominal price increases on some items. Also, the cost of increased analytical testing procedures required under TGA (Australia) regulations negatively impacted cost of products sold.

The decrease in the percentage of cost of goods sold in 2003, compared to 2002 is the result of greater efficiencies gained in the production facility from increased production levels needed to support the growth in sales. Overall ingredient costs have remained stable. However, efficiencies are being gained as production levels have increased with minimal staffing increases and improved coverage of the fixed manufacturing costs. Also, as the Company has introduced more of its core products in a larger can size, this has also had a favorable impact on production efficiencies.

Distributor Royalties and Commissions Distributor royalties and commissions as a percentage of net sales increased to 39.8% in 2004 compared to 38.9% in 2003 and 38.5% in 2002. The continuing increase in the percentage is the result of royalty payments being made on the full retail value of the products in most of the Company's international markets. These expenses are governed by the distributor agreements and are directly related to the level of sales. Included in distributor royalties and commissions are royalties of $1,989,000 for 2004 earned through the Ambassador Program as compared to $1,494,000 in 2003 and $1,300,000 in 2002.

Selling, General and Administrative Selling, general and administrative (SGA) expenses as a percentage of net sales were 33.7% for 2004, 34.4% in 2003, and 36.4% in 2002. The percentage decreases for each successive year is due to the increase in the net sales of the Company. Total SGA expenses were $32,711,000, $26,438,000, and $22,898,000 in 2004, 2003, and 2002, respectively.

In 2004, total distribution and warehouse expenses increased to $1,625,000 from $1,487,000 in 2003 primarily due to increased expenses in the United States to support the growth in sales.

Total sales and marketing expenses in 2004 were $14,467,000, compared to $11,870,000 in 2003, an increase of 22% in 2004. Amounts paid in the "Star Director Bonus" and other volume-related bonuses paid to distributors increased by $1,063,000 in 2004 as compared to 2003, as the result of increased sales. Credit card processing fees also increased by $408,000 in 2004 as compared to 2003, also as the result of increased sales. Distributor training and other distributor support expenses increased by $304,000. Sales and marketing expenses, as a percentage of net sales, were 14.9% in 2004 and 15.4% in 2003.

Total general and administrative (G&A) expenses in 2004 were $16,619,000, compared to $13,081,000 in 2003. The most significant component in this increase were the expenses paid by the Company in 2004 to perform management's documentation and assessment of the internal control environment required under Section 404 of the Sarbanes-Oxley Act. Accounting fees paid by the Company increased by $1,327,000 in 2004, compared to 2003. Approximately $1,250,000 of this increase was related to the expenses that were incurred to perform the work required under the Act. Because of the rapid increase in the Company's stock price over the first six months of 2004, the Company became classified as an "Accelerated Filer". As a result, the period of time in which the Company had to perform this internal control assessment was compressed. Many of these costs will be one-time expenses, as part of the first year start up and documentation under the Act.

Total staff compensation and fringes increased by 14%, or $1,341,000, in 2004 compared to 2003, due to the increase in incentive compensation bonuses paid during 2004, the addition of Malaysia and Singapore, and various staffing increases, primarily in the United States. Significant changes in G&A expenses included an increase in travel expenses by $167,000 in 2004, compared to 2003; business insurance expenses increased by $191,000 in 2004, compared to 2003; director's fees, investor relations expenses and other expenses related to being a publicly traded company increased by $356,000 in 2004, compared to 2003.

Interest Expense Interest expense in 2004 was $243,000, compared to $235,000 in 2003 and $340,000 in 2002. Interest expense increased slightly in 2004, as the prime rate increased from 4% at the end of 2003 to 5.25% at the end of 2004. The term loan on the Company's headquarters facility is a variable rate instrument equal to the prime rate. Interest expense decreased in 2003, compared to 2002, as the Company realized a full year of reduced interest expense on the term loan for its headquarters facility, which was renegotiated in mid-2002. Under the revised agreement, the interest decreased from 8.5% to a variable rate equal to the prime rate. Additionally, the Company did not utilize any short-term borrowings after the first quarter of 2002, due to the Company's improved liquidity and financial condition.

Income Taxes Income tax expense was $3,621,000, $2,902,000, and $1,542,000 for 2004, 2003, and 2002, respectively. The effective tax rate for 2004 was 40.2%. State income taxes, along with foreign losses with no U.S. tax benefit, represent most of the increase over the U.S. statutory tax rate of 34%. Also, in the Philippines, a minimum corporate income tax and a valuation allowance recorded against the deferred tax asset had a slight impact on the effective tax rate in 2004. Effective tax rates for 2003 and 2002 were 39.8% and 38.2%, respectively.

Liquidity and Capital Resources The Company generated $7,367,000 of net cash during 2004 from operating activities and used $3,410,000 in financing activities. This compares to $5,359,000 of net cash provided by operating activities and $123,000 used in financing activities in 2003. Cash and cash equivalents increased by $2,249,000 to $10,152,000 as of December 31, 2004. Significant changes in working capital items were an increase in inventory of $1,210,000 in 2004 and a corresponding increase in accounts payable and accrued expenses of $1,550,000. The increase in inventory is needed to support the increased sales levels of the Company. Refundable income taxes increased by $1,288,000 in 2004, as the result of the tax benefit the Company received in 2004 from the exercise of non-qualified stock options and warrants. The Company's net investing activities used $1,751,000 in 2004 and $904,000 in 2003 for capital expenditures. The majority of these capital expenditures were for the upgrade of the Company's manufacturing facility. In 2004, the Company paid $975,000 for the redemption of preferred stock, $12,000 in preferred stock dividends and $1,030,000 in common stock dividends. The Company used $1,294,000 to purchase treasury stock and received $292,000 in proceeds from the exercise of options and warrants. All treasury stock was purchased from related parties and is described in greater detail in Note 15 of the Consolidated Financial Statements. During 2003, the Company used a net of $1,058,000 to purchase treasury stock and received $328,000 in proceeds from the exercise of options and warrants.

Stockholders' equity increased to $18,191,000 at December 31, 2004, compared with $13,072,000 at December 31, 2003. The increase is primarily due to the 2004 net income of the Company, reduced by the preferred stock redemption, treasury stock purchases, and dividend payments as described previously. Stockholders' equity also increased as the result of the tax benefit of the exercise of non-qualified stock options and warrants by $2,617,000. Stockholders' equity was negatively impacted by the weaker Mexican and Philippine pesos during 2004, relative to the U.S. dollar. The weakening of the U.S. dollar against the Australian, New Zealand, Canadian dollars, and UK pound sterling during 2004 partially offset the decline in the Mexican and Philippine pesos. The cumulative impact of the change in foreign currencies, which is reflected in accumulated other comprehensive loss, worsened to an accumulated loss of $758,000 as of December 31, 2004, compared to an accumulated loss of $715,000, as of December 31, 2003.

The Company's working capital balance was $11,467,000 at December 31, 2004, compared to $7,256,000 at December 31, 2003. The current ratio at December 31, 2004 improved to 2.41 from 2.01 at the previous year-end. The Company also has an operating line of credit, with a maximum borrowing limit of $1,000,000, with a variable interest rate equal to the prime rate. At December 31, 2004, the Company had not utilized any of the line of credit. Management believes that the Company's internally generated funds and borrowing capacity under the loan agreement will be sufficient to meet working capital requirements in 2005.

Critical Accounting Policies Our financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Inventories Inventories are valued at the lower of cost or market. Product cost includes raw material, labor, and overhead costs and is accounted for using the first-in, first-out basis. On a periodic basis, the Company reviews its inventory levels in each country's product line for estimated obsolescence or unmarketable items, as compared to future demand requirements and the shelf life of the various products. Based on this review, the Company records inventory write-downs when costs exceed expected net realizable value. Historically, the Company's estimates of its obsolete or unmarketable items have been materially accurate.

Foreign currency translation All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported in other comprehensive loss. Foreign currency translation adjustments exclude income tax expense (benefit) given that the Company's investments in non-U.S. subsidiaries are deemed to be reinvested for an indefinite period of time.

Legal proceedings In the ordinary course of business, we are subject to various legal proceedings, including lawsuits and other claims related to labor, product and other matters. We are required to assess the likelihood of adverse judgments and outcomes to these matters as well as the range of potential loss. Such assessments are required to determine whether a loss contingency reserve is required under the provisions of SFAS No. 5, Accounting for Contingencies, and to determine the amount of required reserves, if any. These assessments are subjective in nature. Management makes these assessments for each individual matter based on consultation with outside counsel and based on prior experience with similar claims. To the extent additional information becomes available or our strategies or assessments change, our estimates of potential liability for a given matter may change. Changes to estimates of liability would result in a corresponding additional charge or benefit recognized in the statement of operations in the period in which such changes become known. We recognize the costs associated with legal defense in the periods incurred. Accordingly, the future costs of defending claims are not included in our estimated liability.

Income Tax Matters We face challenges from domestic and foreign tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various taxing jurisdictions. In evaluating the exposure associated with our various filing positions, we estimate reserves for probable exposures. Based on our evaluation of our tax positions, we believe we have appropriately accrued for probable exposures. To the extent we were to prevail in matters for which accruals have been established or be required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted.

At December 31, 2004, we had deferred tax assets related to net operating loss carryforwards and other income tax credits with a tax value of $1,328,000. These net operating loss carryforwards have various expiration dates, depending on the country in which they occurred. A valuation allowance of $1,125,000 has been established for a portion of these deferred tax assets based on projected future taxable income and the expiration dates of these carryforwards. See Note 11 of the Consolidated Financial Statements.

Safe Harbor Provision of the Private Securities Litigation Act of 1995 and Forward Looking Statements. The statements contained in Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operation) that are not historical facts may be forward-looking statements (as such term is defined in the rules promulgated pursuant to the Securities Exchange Act of 1934) that are subject to a variety of risks and uncertainties. The forward-looking statements are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to the Company's management. Accordingly, these statements are subject to significant risks, uncertainties and contingencies which could cause the Company's actual growth, results, performance and business prospects and opportunities in 2005 and beyond to differ materially from those expressed in, or implied by, any such forward-looking statements. Wherever possible, words such as "anticipate," "plan," "expect," "believe," "estimate," and similar expressions have been used to identify these forward-looking statements, but are not the exclusive means of identifying such statements. These risks, uncertainties and contingencies include, but are not limited to, the Company's ability to continue to attract, maintain and motivate its distributors, changes in the regulatory environment affecting network marketing sales and sales of food and dietary supplements and other risks and uncertainties detailed in the Company's other SEC filings.

Qualitative and Quantitative Disclosures Regarding Market Risk

The Company is exposed to various market risks, primarily foreign currency risks and interest rate risks.

Foreign Currency Risk The Company's earnings and cash flows are subject to fluctuations due to changes in foreign currency rates as it has several foreign subsidiaries and continues to explore expansion into other foreign countries. As a result, exchange rate fluctuations may have an effect on sales and gross margins. Accounting practices require that the Company's results from operations be converted to U.S. dollars for reporting purposes. Consequently, the reported earnings of the Company in future periods may be significantly affected by fluctuations in currency exchange rates, generally increasing with a weaker U.S. dollar and decreasing with a strengthening U.S. dollar. Products manufactured by the Company for sale to the Company's foreign subsidiaries are transacted in U.S. dollars.

Sales outside the United States represented 14%, 14%, and 15% of total net sales in 2004, 2003, and 2002, respectively. The Company's primary exposures to adverse currency fluctuations would result in an increase in the cost of goods sold, relative to foreign net sales, as the vast majority of the products sold are purchased from the parent company in the United States, with prices denominated in US dollars. As of December 31, 2004, the Company had a net investment in its foreign subsidiaries of $4.41 million (in U.S. dollars).

During the second quarter of 2003, the Company began a program of entering into foreign exchange forward contracts with a financial institution to sell Canadian dollars in order to protect against currency exchange risk associated with expected future cash flows. Contracts typically have a maturity of fifteen months or less. As of December 31, 2004, the Company had Canadian dollar forward sale contracts to hedge approximately 60% of our expected Canadian cash flows. The exchange rate for the Canadian dollar to the U.S. dollar as of December 31, 2004 had strengthened by 8.1%, compared to the exchange rate as of December 31, 2003. Greater detail on these forward contacts is provided in Note 10 of the Consolidated Financial Statements. As of December 31, 2004, the Company had no hedging instruments in place to offset exposure to the Australian or New Zealand dollars, Mexican or Philippine pesos, the Malaysian ringgit, the Singapore dollar, or the British pound.

We have performed a sensitivity analysis as of December 31, 2004 that measures the change in the results of our foreign operations arising from a hypothetical 10% adverse movement in the exchange rate of all of the currencies the Company presently has operations in. Using the results of operations for 2004 for the Company's foreign operations as a basis for comparison, an adverse movement of 10% would create a potential reduction in the Company's net income of approximately $138,000 and reduce the value of the net investment in the foreign subsidiaries by $441,000.

Interest Rate Risk The Company has $3.68 million in long-term debt with a weighted average effective interest rate of 5.28% at December 31, 2004. Of this amount, $3.63 million is debt with a variable interest rate, generally based on the prime rate. This long-term debt matures at the rate of $326,000 in 2005, $318,000 in 2006, and $3.04 million in 2007. A hypothetical 100 basis point increase in interest rates on all of the variable rate debt instruments would result in an increase in annual interest expense of approximately $36,000 ($24,000, net of tax).

The Company also is exposed to market risk in changes in commodity prices in some of the raw materials it purchases for its manufacturing needs. However, this presents a risk that would not have a material effect on the Company's results of operations or financial condition.

The table below presents the Company's contractual obligations and commercial commitments. This consists of the Company's long-term debt, capital, and operating leases. For the long-term debt, the amounts shown represent the principal and interest amounts by year of anticipated maturity for our debt obligations and related average interest rates based on the weighted average interest rates at the end of the period. Variable interest rates disclosed do not attempt to project future interest rates. For the capital and operating leases, the amounts shown represent the future minimum payments under noncancelable leases with initial or remaining terms in excess of one year as of December 31, 2004. This information should be read in conjunction with Notes 5 and 8 of the Consolidated Financial Statements.

Contractual Obligations and Commercial Commitments

Outstanding as of December 31, 2004 (in thousands)	2005	2006	2007	2008	2009	Total
Bank term loan — 5.25% interest rate (variable) — principal and interest	$ 485	$ 469	$3,110	$ —	$ —	$4,064
Other U.S. debt	17	17	11	—	—	45
Other foreign debt	11	3	—	—	—	14
Operating leases	40	40	36	19	—	135
	$ 553	$ 529	$3,157	$ 19	$ —	$4,258

Five Year Financial Summary

(In thousands, except per share amounts)	*2004*	*2003*	*2002*	*2001*	*2000*
Net sales	$ 96,982	$ 76,960	$ 62,927	$ 52,943	$ 61,280
Net income (loss)	5,386	4,397	2,493	308	(898)
Preferred dividends accrued and paid	12	56	—	—	—
Net income (loss) available to common shareholders	5,374	4,341	2,493	308	(898)
Earnings (loss) per common share(1):					
Basic	0.34	0.29	0.18	0.02	(0.06)
Diluted	0.31	0.26	0.15	0.02	(0.06)
Cash dividends per share of common stock	0.065	—	—	—	—
Total assets	30,997	24,681	18,446	16,987	20,395
Long-term debt and capital lease obligations, less current maturities	3,358	3,700	4,057	4,650	5,046

(1) Earnings (loss) per common share for 2000-2002 have been restated for the 2002 stock dividend and the 2003 stock split.

Stock Price & Dividend Summary

2004	*High*	*Low*	*Close*	*Dividend*
First Quarter	$ 9.97	$ 5.10	$ 9.60	$ —
Second Quarter	12.24	8.32	9.41	0.030
Third Quarter	9.87	5.70	7.45	—
Fourth Quarter	9.27	6.50	8.94	0.035
2003	*High*	*Low*	*Close*	*Dividend*
First Quarter	$ 3.94	$ 3.01	$ 3.22	$ —
Second Quarter	4.02	2.60	3.74	—
Third Quarter	4.80	3.44	4.08	—
Fourth Quarter	6.90	3.86	5.12	—

Note: All stock price data has been restated for the five-for-four stock split paid on November 14, 2003.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The management of the Company conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operation effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on our evaluation, management has concluded our internal controls over financial reporting were effective as of December 31, 2004.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on management's assessment of internal control over financial reporting as of December 31, 2004, which is included herein.

We have audited the accompanying consolidated balance sheets of Relìv International, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Relìv International, Inc. and Subsidiaries at December 31, 2004 and 2003, and the consolidated results of their income and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Relìv International, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 14, 2005, expressed an unqualified opinion thereon.

Ernst + Young LLP

St. Louis, Missouri
March 14, 2005

The Board of Directors and Stockholders
Reliv International, Inc.

We have audited management's assessment, titled Management's Report on Internal Control Over Financial Reporting, that Reliv International, Inc. and Subsidiaries (Reliv International, Inc.) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Reliv International, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Reliv International, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Reliv International, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Reliv International, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004, of Reliv International, Inc. and Subsidiaries, and our report dated March 14, 2005, expressed an unqualified opinion thereon.

Ernst & Young LLP

St. Louis, Missouri
March 14, 2005

Consolidated Balance Sheets

December 31	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	$10,151,503	$ 7,902,508
Accounts and notes receivable, less allowances of $11,500 in 2004 and $8,600 in 2003	872,592	751,887
Accounts due from employees and distributors	70,620	72,846
Inventories:		
Finished goods	3,528,135	3,171,185
Raw materials	1,877,210	1,047,068
Sales aids and promotional materials	491,437	452,066
Total inventories	5,896,782	4,670,319
Refundable income taxes	1,288,260	—
Prepaid expenses and other current assets	1,052,428	727,939
Deferred income taxes	286,430	296,164
Total current assets	19,618,615	14,421,663
Other assets	1,196,780	793,091
Accounts due from employees and distributors	213,123	52,291
Property, plant, and equipment	18,594,197	17,214,909
Less accumulated depreciation and amortization	8,626,048	7,801,038
	9,968,149	9,413,871
Total assets	$30,996,667	$24,680,916
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 7,826,073	$6,596,785
Income taxes payable	—	147,520
Current maturities of long-term debt	325,895	421,063
Total current liabilities	8,151,968	7,165,368
Noncurrent liabilities:		
Long-term debt, less current maturities	3,357,691	3,700,138
Noncurrent deferred income taxes	289,000	77,000
Other noncurrent liabilities	1,007,255	666,032
Total noncurrent liabilities	4,653,946	4,443,170
Stockholders' equity:		
Preferred stock, par value $0.001 per share; 3,000,000 shares authorized; -0- shares issued and outstanding in 2004; 97,500 shares issued and outstanding in 2003	—	975,000
Common stock, par value $0.001 per share; 30,000,000 shares authorized, 16,323,668 shares issued and 16,320,931 shares outstanding in 2004 and 15,143,961 shares issued and 15,141,224 outstanding in 2003	16,324	15,144
Additional paid-in capital	22,661,179	18,684,338
Accumulated deficit	(3,719,711)	(5,878,869)
Accumulated other comprehensive loss:		
Foreign currency translation adjustment	(758,331)	(714,527)
Treasury stock	(8,708)	(8,708)
Total stockholders' equity	18,190,753	13,072,378
Total liabilities and stockholders' equity	$30,996,667	$24,680,916

See accompanying notes.

Consolidated Statements of Income

Year ended December 31	*2004*	*2003*	*2002*
Sales at suggested retail	$139,442,752	$110,569,576	$ 90,110,444
Less distributor allowances on product purchases	42,460,319	33,609,853	27,183,581
Net sales	96,982,433	76,959,723	62,926,863
Costs and expenses:			
Cost of products sold	16,662,935	13,228,050	11,569,163
Distributor royalties and commissions	38,622,537	29,916,744	24,205,030
Selling, general, and administrative	32,710,657	26,438,447	22,898,359
Income from operations	8,986,304	7,376,482	4,254,311
Other income (expense):			
Interest expense	(243,118)	(234,956)	(340,343)
Other income	264,503	157,914	120,839
Income before income taxes	9,007,689	7,299,440	4,034,807
Provision for income taxes	3,621,000	2,902,000	1,542,000
Net income	5,386,689	4,397,440	2,492,807
Preferred dividends accrued and paid	12,292	56,762	—
Net income available to common shareholders	$ 5,374,397	$ 4,340,678	$ 2,492,807
Earnings per common share — Basic	$0.34	$0.29	$0.18
Weighted average shares	15,662,000	14,969,000	14,144,000
Earnings per common share — Diluted	$0.31	$0.26	$0.15
Weighted average shares	17,137,000	16,706,000	16,111,000

2002 earnings per common share have been restated for the 2003 stock split; see Note 6.

See accompanying notes.

Consolidated Statements of Stockholders' Equity

	Preferred Stock		Common Stock	
	Shares	Amount	Shares	Amount
Balance at December 31, 2001	—	$ —	9,654,884	$ 9,655
Net income	—	—	—	—
Other comprehensive loss:				
Foreign currency translation adjustment	—	—	—	—
Total comprehensive income				
Repayment of loans by officers/directors	—	—	—	—
Warrants granted under DSPP	—	—	—	—
Common stock purchased for treasury	—	—	—	—
Retirement of treasury stock	—	—	(227,008)	(227)
Options and warrants exercised	—	—	778,822	779
Tax benefit from exercise of options	—	—	—	—
Stock dividend declared September 19, 2002	—	—	1,800,063	1,800
Balance at December 31, 2002	—	—	12,006,761	12,007
Net income	—	—	—	—
Other comprehensive income:				
Foreign currency translation adjustment	—	—	—	—
Total comprehensive income				
Proceeds from sales of preferred stock	150,000	1,500,000	—	—
Redemption of preferred stock	(52,500)	(525,000)	—	—
Preferred stock dividends paid	—	—	—	—
Repayment of loans by officers/directors	—	—	—	—
Warrants granted under DSPP	—	—	—	—
Common stock purchased for treasury	—	—	—	—
Retirement of treasury stock	—	—	(306,698)	(307)
Proceeds from sale of treasury stock	—	—	—	—
Options and warrants exercised	—	—	448,906	449
Tax benefit from exercise of options and warrants	—	—	—	—
Stock split declared September 4, 2003	—	—	2,994,992	2,995
Balance at December 31, 2003	97,500	975,000	15,143,961	15,144
Net income	—	—	—	—
Other comprehensive income:				
Foreign currency translation adjustment	—	—	—	—
Total comprehensive income				
Common stock dividends paid, $0.065 per share	—	—	—	—
Redemption of preferred stock	(97,500)	(975,000)	—	—
Preferred stock dividends paid	—	—	—	—
Warrants granted under DSPP/compensation shares	—	—	8,000	8
Common stock purchased for treasury	—	—	—	—
Retirement of treasury stock	—	—	(191,564)	(191)
Proceeds from sale of common stock	—	—	8,934	9
Options and warrants exercised	—	—	1,354,337	1,354
Tax benefit from exercise of options and warrants	—	—	—	—
Balance at December 31, 2004	—	$ —	16,323,668	$16,324

See accompanying notes.

Additional Paid-In Capital	Notes Receivable – Officers and Directors	Accumulated Deficit	Accumulated Other Comprehensive Loss	Treasury Stock Shares	Treasury Stock Amount	Total
$ 9,119,934	$ (19,289)	$ (2,479,285)	$ (688,607)	91,617	$ (115,558)	$ 5,826,850
—	—	2,492,807	—	—	—	2,492,807
—	—	—	(86,776)	—	—	(86,776)
						2,406,031
—	16,840	—	—	—	—	16,840
19,873	—	—	—	—	—	19,873
—	—	—	—	220,220	(626,050)	(626,050)
(209,846)	—	(192,283)	—	(227,008)	402,356	—
1,014,225	—	(879,744)	—	—	—	135,260
18,842	—	—	—	—	—	18,842
7,900,477	—	(7,902,277)	—	—	—	—
17,863,505	(2,449)	(8,960,782)	(775,383)	84,829	(339,252)	7,797,646
—	—	4,397,440	—	—	—	4,397,440
—	—	—	60,856	—	—	60,856
						4,458,296
—	—	—	—	—	—	1,500,000
—	—	—	—	—	—	(525,000)
—	—	(56,762)	—	—	—	(56,762)
—	2,449	—	—	—	—	2,449
90,068	—	—	—	—	—	90,068
—	—	—	—	244,059	(1,199,913)	(1,199,913)
(424,436)	—	(1,059,674)	—	(306,698)	1,484,417	—
96,200	—	—	—	(20,000)	46,040	142,240
523,418	—	(196,096)	—	—	—	327,771
535,583	—	—	—	—	—	535,583
—	—	(2,995)	—	547	—	—
18,684,338	—	(5,878,869)	(714,527)	2,737	(8,708)	13,072,378
—	—	5,386,689	—	—	—	5,386,689
—	—	—	(43,804)	—	—	(43,804)
						5,342,885
—	—	(1,030,040)	—	—	—	(1,030,040)
—	—	—	—	—	—	(975,000)
—	—	(12,292)	—	—	—	(12,292)
129,279	—	—	—	—	—	129,287
—	—	—	—	191,564	(1,293,980)	(1,293,980)
(228,019)	—	(1,065,770)	—	(191,564)	1,293,980	—
48,592	—	—	—	—	—	48,601
1,409,830	—	(1,119,429)	—	—	—	291,755
2,617,159	—	—	—	—	—	2,617,159
$22,661,179	$ —	$ (3,719,711)	$ (758,331)	2,737	$ (8,708)	$ 18,190,753

Consolidated Statements of Cash Flows

Year ended December 31	*2004*	*2003*	*2002*
Operating activities			
Net income	$ 5,386,689	$ 4,397,440	$ 2,492,807
Adjustments to reconcile net income to net			
Cash provided by operating activities:			
Depreciation and amortization	1,209,577	935,292	866,397
Stock based third party compensation	129,287	90,068	19,873
Tax benefit from exercise of options	2,617,159	535,583	18,842
Deferred income taxes	220,332	(132,189)	(71,896)
Foreign currency transaction gain	(99,628)	(63,273)	(93,880)
Increase in accounts and notes receivable	(275,604)	(46,951)	(288,693)
(Increase) decrease in inventories	(1,210,461)	(1,188,179)	649,592
(Increase) decrease in refundable income taxes	(1,288,260)	7,942	127,920
Increase in prepaid expenses and other current assets	(320,920)	(94,995)	(278,238)
(Increase) decrease in other assets	(403,690)	(350,164)	202,973
Increase in accounts payable and accrued expenses	1,549,544	1,384,499	784,517
Increase (decrease) in income taxes payable	(146,683)	(116,109)	250,192
Net cash provided by operating activities	7,367,342	5,358,964	4,680,406
Investing activities			
Proceeds from sale of property, plant, and equipment	119,609	79,414	28,295
Purchase of property, plant, and equipment	(1,870,632)	(983,269)	(668,488)
Net cash used in investing activities	(1,751,023)	(903,855)	(640,193)
Financing activities			
Proceeds from long-term borrowings and line of credit	—	218,343	32,871
Principal payments on long-term borrowings and line of credit	(433,116)	(513,330)	(1,469,296)
Principal payments under capital lease obligations	(5,750)	(67,155)	(134,789)
Proceeds from issuance of common stock	48,601	—	—
Proceeds from issuance of preferred stock	—	1,500,000	—
Redemption of preferred stock	(975,000)	(525,000)	—
Preferred stock dividends paid	(12,292)	(56,762)	—
Common stock dividends paid	(1,030,040)	—	—
Proceeds from options and warrants exercised	291,754	327,771	135,260
Repayment of loans by officers and directors	—	50,699	27,840
Purchase of stock for treasury	(1,293,980)	(1,199,913)	(626,050)
Proceeds from sale of treasury stock	—	142,240	—
Net cash used in financing activities	(3,409,823)	(123,107)	(2,034,164)
Effect of exchange rate changes on cash and cash equivalents	42,499	206,022	108,649
Increase in cash and cash equivalents	2,248,995	4,538,024	2,114,698
Cash and cash equivalents at beginning of year	7,902,508	3,364,484	1,249,786
Cash and cash equivalents at end of year	$10,151,503	$ 7,902,508	$ 3,364,484
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 267,926	$ 247,385	$ 345,604
Income taxes	$ 2,144,000	$ 2,582,000	$ 1,231,000
Noncash investing and financing transactions:			
Capital lease obligations entered into	$ —	$ 64,150	$ —

See accompanying notes.

1. Nature of Business & Significant Accounting Policies

Nature of Business

Reliv International, Inc. (the Company) produces a line of food products including nutritional supplements, diet management products, and sports drink mixes. These products are sold by subsidiaries of the Company to a sales force of independent distributors and licensees of the Company that sell products directly to consumers. The Company and its subsidiaries sell products to distributors throughout the United States and in Australia, Canada, New Zealand, Mexico, the United Kingdom/Ireland, the Philippines, Malaysia, and Singapore.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its foreign and domestic subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Inventories

Inventories are valued at the lower of cost or market. Product cost includes raw materials, labor, and overhead costs and is accounted for using the first-in, first-out basis. On a periodic basis, the Company reviews its inventory levels, as compared to future demand requirements and the shelf life of the various products. Based on this review, the Company records inventory write-downs when necessary.

Property, Plant, and Equipment

Property, plant, and equipment are stated on the cost basis. Depreciation is computed using the straight-line or an accelerated method over the useful life of the related assets, including assets recorded under capital leases. Generally, computer equipment and software are depreciated over 5 years, office equipment and machinery over 7 years, and real property over 39 years.

Foreign Currency Translation

All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statements of income amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported in other comprehensive loss. The foreign currency translation adjustment is the only component of accumulated other comprehensive loss. Foreign currency translation adjustments exclude income tax expense (benefit) given that the Company's investments in non-U.S. subsidiaries are deemed to be reinvested for an indefinite period of time. The transaction gains were $99,628, $63,273, and $93,880 for 2004, 2003, and 2002, respectively.

Revenue Recognition

The Company receives payment by credit card, personal check, or guaranteed funds for orders from independent distributors and makes related commission payments in the following month. The net sales price is the suggested retail price less the distributor discount of 20 percent to 40 percent of such suggested retail price. Sales revenue and commission expenses are recorded when the merchandise is shipped, as this is the point title and risk of loss pass. In accordance with EITF 01-09, the Company presents distributor royalty and commission expense as an operating expense, rather than a reduction to net sales, as these payments are not made to the purchasing distributor.

Actual and estimated returns are classified as a reduction of net sales. The Company estimates and accrues a reserve for product returns based on the Company's return policy and historical experience. The Company records shipping and handling revenue as a component of sales and records shipping and handling costs as a component of cost of products sold.

Income Taxes

The provision for income taxes is computed using the liability method. The primary differences between financial statement and taxable income result from financial statement accruals and reserves and differences between depreciation for book and tax purposes.

Basic and Diluted Earnings per Share

Basic earnings per common share are computed using the weighted average number of common shares outstanding during the year, as restated for the five-for-four stock split declared on September 4, 2003, and issued on November 13, 2003. Diluted earnings per common share are computed using the weighted average number of common shares and potential dilutive common shares that were outstanding during the period, as restated for the stock split. Potential dilutive common shares consist of outstanding stock options, outstanding stock warrants, and convertible preferred stock. See Note 7 for additional information regarding earnings per share.

Stock-Based Compensation

The Company has a stock option plan for employees and eligible directors allowing for incentive and non-qualified stock options, which are described more fully in Note 6. Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation," which allows the Company to continue to account for stock option plans under the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. Accordingly, no stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Pursuant to the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, pro forma net income and earnings per share are presented in the table below as if compensation cost for stock options was determined as of the grant date under the fair value method:

Year ended December 31	*2004*	*2003*	*2002*
Basic:			
Net income available to common shareholders, as reported	$5,374,397	$4,340,678	$2,492,807
Deduct: total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	52,125	194,507	269,120
Pro forma net income available to common shareholders	$5,322,272	$4,146,171	$2,223,687
Diluted:			
Net income available to common shareholders, as reported	$5,386,689	$4,397,440	$2,492,807
Deduct: total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	52,125	194,507	269,120
Pro forma net income available to common shareholders	$5,334,564	$4,202,933	$2,223,687
Earnings per share:			
Basic—as reported	$0.34	$0.29	$0.18
Basic—pro forma	$0.34	$0.28	$0.16
Diluted—as reported	$0.31	$0.26	$0.15
Diluted—pro forma	$0.31	$0.25	$0.14

The Company accounts for options granted to nonemployees and warrants granted to distributors under the fair value approach required by EITF 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods, or Services."

SFAS No. 123 requires the use of option pricing models that were not developed for use in valuing employee stock options. Further, option pricing models require the input of highly subjective assumptions, including the options' expected life and price volatility of the underlying stock. Thus, in the opinion of management, existing option pricing models do not necessarily provide a reliable measure of the fair value of employee stock options.

The compensation expense associated with the fair value of the options calculated for the years ended December 31, 2004, 2003 and 2002, is not necessarily representative of the potential effects on reported net income in future years. The fair value of each option grant is estimated on the date of the grant by use of the Black-Scholes option pricing model.

Advertising

Costs of sales aids and promotional materials are capitalized as inventories. All other advertising and promotional costs are expensed when incurred. The Company recorded $64,000, $35,000, and $26,000 of advertising expense in 2004, 2003, and 2002, respectively.

Research and Development Expenses

Research and development expenses which are charged to selling, general, and administrative expenses as incurred were $525,000, $493,000, and $431,000 in 2004, 2003, and 2002, respectively.

Cash Equivalents

The Company's policy is to consider demand deposits and short-term investments with a maturity of three months or less when purchased as cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements

Share-Based Payments

In December 2004, the FASB issued SFAS No. 123 (R), "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock Based Compensation," and supersedes APB No. 25. Among other items, SFAS No. 123 (R) eliminates the use of APB No. 25 and the intrinsic value method of accounting and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements.

The effective date of SFAS No. 123 (R) is the first reporting period beginning after June 15, 2005, which is the Company's third quarter, although early adoption is allowed. SFAS No. 123 (R) permits companies to adopt its requirements using either a "modified prospective" method or a "modified retrospective" method. Under the "modified prospective" method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS No. 123 (R) for all share-based payments granted after that date and based on the requirements of SFAS No. 123 for all unvested awards granted prior to the effective date of SFAS No. 123 (R). The "modified retrospective" method requirements are the same as under the "modified prospective" method, but also permits entities to restate financial statements of previous periods based on pro forma disclosures made in accordance with SFAS No. 123.

The Company currently plans to adopt SFAS No. 123 (R) on July 1, 2005 using the modified prospective method. This change in accounting is not expected to materially impact our financial position. However, because we currently account for share-based payments to our employees using the intrinsic value method, our results of operations have not included the recognition of compensation expense for the issuance of stock option awards. Had we applied the fair-value criteria established by SFAS No. 123 (R) to previous stock option grants, the impact to our results of operations would have approximated the impact of applying SFAS No. 123, which was a reduction to net income of approximately $52,000 in 2004, $195,000 in 2003 and $269,000 in 2002. The impact of applying SFAS No. 123 to previous stock option grants is further summarized above. The Company expects the recognition of compensation expense for stock options issued and outstanding at December 31, 2004 to reduce both third and fourth quarter 2005 net earnings by approximately $47,000 and $4,000, respectively.

SFAS No. 123 (R) also requires the benefits associated with the tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. These future amounts cannot be estimated, because they depend on, among other things, when employees exercise stock options.

Inventory Costs

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The Company does not expect SFAS No. 151 to materially impact the financial statements upon adoption.

Income Taxes

On December 21, 2004, the FASB issued two FSP's regarding the accounting implications of the American Jobs Creation Act of 2004. FSP No. 109-1, "Application of FASB Statement No. 109 'Accounting for Income Taxes' to the Tax Deduction on Qualified Production Activities Provided by the American Job Creation Act of 2004" is not expected to have an effect on the Company's effective tax rate until fiscal 2006. FSP No. 109-2, "Accounting and Disclosure Guidance for the Foreign Provision within the American Jobs Creation Act of 2004" is effective for fiscal year 2004 and is described in Note 11.

Reclassifications

Certain reclassifications have been made to the 2003 and 2002 financial statements to conform to the 2004 presentation.

2. Property, Plant, and Equipment

Property, plant, and equipment at December 31, 2004 and 2003, consist of the following:

	2004	2003
Land	$ 829,222	$ 829,222
Building	9,027,577	8,801,913
Machinery and equipment	4,926,048	3,926,613
Office equipment	1,092,285	1,093,106
Computer equipment and software	2,719,065	2,564,055
	18,594,197	17,214,909
Less accumulated depreciation and amortization	8,626,048	7,801,038
	$ 9,968,149	$ 9,413,871

3. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2004 and 2003, consist of the following:

	2004	2003
Trade payables	$ 3,155,071	$ 2,778,898
Distributors' commissions	3,561,110	2,701,542
Sales taxes	493,571	446,872
Interest expense	18,000	42,808
Payroll and payroll taxes	598,321	626,665
	$ 7,826,073	$ 6,596,785

4. Short-Term Borrowings

In April 2004, the Company renewed its line of credit with a maximum borrowing limit of $1,000,000. Borrowings under this line of credit are due on demand and bear interest, payable monthly, at the prime rate, which was 5.25% at December 31, 2004. The maturity date of the line is April 2005. A portion of the Company's inventories and property, plant, and equipment with a net book value of $5,701,000 as of December 31, 2004, are pledged as security under the terms of the agreement. The Company had no outstanding balance on the line of credit as of December 31, 2004, and $1,000,000 was available under the line of credit.

5. Long-Term Debt

Long-term debt at December 31, 2004 and 2003, consists of the following:

	2004	2003
Term loan payable in monthly installments of $24,955, (plus interest at prime); secured by land and building (net book value of $5,701,000 at December 31, 2004); balance due March 2007	$ 3,627,413	$ 3,528,388
Industrial revenue bonds payable in monthly installments (including interest at 85% of prime) not to exceed $9,611, commencing July 1, 1991	—	148,328
Note payable in monthly installments (including interest at prime and additional interest at 15% of prime on the balance of the industrial revenue bonds) equal to $9,611 less installment applied to industrial revenue bond, commencing July 1, 1991	—	204,755
Private placement notes payable in quarterly installments equal to 2% of Philippine sales at suggested retail (including interest at 9%)	—	47,721
Notes payable — primarily vehicle loans	56,173	192,009
	3,683,586	4,121,201
Less current maturities	325,895	421,063
	$ 3,357,691	$ 3,700,138

Principal maturities of long-term debt at December 31, 2004 are as follows:

2005	$ 325,896
2006	318,135
2007	3,039,555
	$3,683,586

6. Stockholders' Equity

Stock Split

The Board of Directors declared a five-for-four stock split on September 4, 2003. The dividends were paid on November 14, 2003, to stockholders of record on October 29, 2003. Average shares outstanding, all per share amounts, and stock option and warrant data included in the accompanying consolidated financial statements and notes are based on the increased number of shares as restated for the stock split.

Stock Options

The Company sponsors a stock option plan (the "2003 Plan") allowing for incentive stock options and non-qualified stock options to be granted to employees and eligible directors. The plan has been approved by the stockholders of the Company. The 2003 Plan provides that 1,250,000 shares may be issued under the plan at an option price not less than the fair market value of the stock at the time the option is granted. The 2003 Plan expires on March 20, 2013. The options vest pursuant to the schedule set forth for the plan. As of December 31, 2004, no options have been granted under the 2003 Plan; therefore, 1,250,000 shares were available for grant under the option plan. All outstanding options were granted from a plan that was established in 2001, and no further options will be granted from that plan.

The Company grants stock options for a fixed number of shares to directors and employees with an exercise price equal to the fair value of the shares at the time of the grant. Accordingly, the Company has not recognized compensation expense for its stock option grants.

For the purposes of the pro forma disclosures in Note 1, the estimated fair value of the options is recognized as compensation expense over the options' vesting period. However, no options were granted during the years ended December 31, 2004, 2003, and 2002. The fair value of the options granted in 2001 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates ranging from 3.07% to 4.78%; dividend yield of zero; volatility factor of the expected price of the Company's stock of 0.729; and a weighted average expected life of 4.51 years. The weighted average fair value of options granted during 2001 was $0.42.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee and nonemployee director stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee and nonemployee director stock options.

A summary of the Company's stock option activity and related information for the years ended December 31 follows:

	2004		*2003*		*2002*	
	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
Outstanding beginning of the year	2,413,433	$0.91	2,897,171	$0.94	4,185,267	$0.98
Granted	—		—		—	
Exercised	(1,428,319)	1.04	(483,738)	1.08	(1,179,381)	0.99
Forfeited	—		—		(108,715)	2.08
Outstanding at end of year	985,114	$0.73	2,413,433	$0.91	2,897,171	$0.94
Exercisable at end of year	727,676		2,034,671		2,199,166	

As of December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Number Exercisable	Weighted Avg. Exercise Price
$0.71–$1.00	985,114	1.53	$0.73	727,676	$0.71
$0.71–$1.00	985,114	1.53	$0.73	727,676	$0.71

Of the options exercised in 2004, 1,183,438 shares were paid with 157,656 mature shares of Company stock, owned six months or greater. In 2003, options for 202,248 shares were paid with 42,332 mature shares. In 2002, options for 867,713 shares were paid with 201,242 mature shares. These shares tendered as payment were valued at the fair market price on the date of exercise.

Distributor Stock Purchase Plan

In November 1998, the Company established a Distributor Stock Purchase Plan. The plan allows distributors who have reached the "Ambassador" status the opportunity to allocate up to 10% of their monthly compensation into the plan to be used to purchase the Company's common stock at the current market value. The plan also states that at the end of each year, the Company will grant warrants to purchase additional shares of the Company's common stock based on the number of shares purchased by the distributors under the plan during the year. The warrant exercise price will equal the market price for the Company's common stock at the date of issuance. The warrants issued shall be in the amount of 25% of the total shares purchased under the plan during the year. This plan commenced in January 1999, and a total of 22,959, 27,279, and 40,604 warrants were issued during the years ended December 31, 2004, 2003, and 2002, respectively. The warrants are fully vested upon grant. The weighted average fair values of warrants granted during 2004, 2003, and 2002 were $2.94, $2.33, and $1.71 per share, respectively.

The Company records expense under the fair value method of SFAS No. 123 for warrants granted to distributors. Total expense recorded for these warrants was $77,367, $90,068, and $19,873 in 2004, 2003, and 2002, respectively. The fair value of the warrants was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

Year ended December 31	*2004*	*2003*	*2002*
Expected warrant life (years)	2.5	2.5	2.5
Risk-free weighted average interest rate	3.08%	1.84%	1.61%
Stock price volatility	0.516	0.743	0.752
Dividend yield	0.8%	0.0%	0.0%

A summary of the Company's warrant activity and related information for the years ended December 31 follows:

	2004		*2003*		*2002*	
	Warrants	Weighted Avg. Exercise Price	Warrants	Weighted Avg. Exercise Price	Warrants	Weighted Avg. Exercise Price
Outstanding beginning of the year	137,957	$2.51	162,679	$1.56	175,155	$0.80
Granted	22,959	8.94	27,279	5.12	40,604	3.73
Exercised	(83,675)	1.35	(52,001)	0.92	(52,586)	0.70
Forfeited	(389)	0.84	—		(494)	0.69
Outstanding at end of year	76,852	$5.70	137,957	$2.51	162,679	$1.56
Exercisable at end of year	76,852		113,899		96,948	

As of December 31, 2004:

	Warrants Outstanding			Warrants Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Number Exercisable	Weighted Avg. Exercise Price
$3.73	31,162	1.00	$3.73	31,162	$3.73
$5.12	22,731	2.00	5.12	22,731	5.12
$8.94	22,959	3.00	8.94	22,959	8.94
$3.73–$8.94	76,852	1.89	$5.70	76,852	$5.70

Sale of Preferred Stock

On March 31, 2003, the Company sold an aggregate of 150,000 shares of preferred stock to three executive officers/directors. The "Series A Preferred Stock" ("Preferred Stock"), was designated by the Company's Board of Directors out of the 3,000,000 previously authorized shares of $0.001 par value preferred stock. Each of the preferred stockholders purchased 50,000 shares of Preferred Stock for $500,000 ($10.00 per share).

The preferred stockholders were entitled to receive dividends at an annual rate of 6% of the shares' purchase price. These dividends accrue on a daily basis and were payable quarterly when declared by the Company's Board of Directors. All dividends on shares of Preferred Stock were cumulative.

In August 2003, the Company redeemed 17,500 shares from each executive officer/director for a total redemption of 52,500 shares at a value of $525,000. In February 2004, the Company redeemed an additional 15,000 shares from each executive officer/director for a total redemption of 45,000 shares at a value of $450,000. In April 2004, the Company redeemed the remaining 17,500 shares from each officer/director for a total redemption of 52,500 shares at a value of $525,000.

Standby Equity Agreement

In February 2004, the Company entered into a Standby Equity Agreement ("SEDA") with an investment firm. Under the SEDA, the investment firm has committed to provide up to $5 million of funding to be drawn down at the Company's discretion by the purchase of the Company's common stock. The Company may request up to $210,000 in any seven-day period in exchange for issuing shares of its common stock to the investment firm. The facility may be used in whole or in part entirely at the Company's discretion, subject to an effective registration of the related shares. As of December 31, 2004 this facility has not been utilized.

7. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

Year ended December 31	*2004*	*2003*	*2002*
Numerator:			
Numerator for basic and diluted earnings per share — net income available to common shareholders	$5,374,397	$4,340,678	$2,492,807
Effect of convertible preferred stock:			
Dividends on preferred stock	12,292	56,762	—
Numerator for diluted earnings per share	$5,386,689	$4,397,440	$2,492,807
Denominator:			
Denominator for basic earnings per share — weighted average shares	15,662,000	14,969,000	14,144,000
Effect of convertible preferred stock and dilutive securities:			
Convertible preferred stock	52,000	237,000	—
Employee stock options and warrants	1,423,000	1,500,000	1,967,000
Denominator for diluted earnings per share — adjusted weighted average shares	17,137,000	16,706,000	16,111,000
Basic earnings per share	$0.34	$0.29	$0.18
Diluted earnings per share	$0.31	$0.26	$0.15

8. Leases

The Company leases certain manufacturing, storage, office facilities, equipment, and automobiles. These leases have varying terms, and certain leases have renewal and/or purchase options. Future minimum payments under noncancelable leases with initial or remaining terms in excess of one year consist of the following at December 31, 2004:

2005	$ 39,408
2006	39,408
2007	36,076
2008	19,416
	$134,308

Machinery, office, and computer equipment at December 31, 2003, includes approximately $64,150 of equipment under leases that have been capitalized. Accumulated depreciation and amortization for such equipment approximated $9,164 at December 31, 2003.

Rent expense for all operating leases was $75,529, $161,792, and $275,130 for the years ended December 31, 2004, 2003, and 2002, respectively.

9. Fair Value of Financial Instruments

The carrying values and fair values of the Company's financial instruments are approximately as follows:

	2004		*2003*	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$10,152,000	$10,152,000	$7,903,000	$7,903,000
Long-term debt, including current maturities	3,684,000	3,686,000	4,121,000	4,123,000

The carrying amount of cash equivalents approximates fair value because of the short maturity of those instruments. The fair value of long-term debt and capital lease obligations is estimated based on the current rates offered to the Company for debt of the same remaining maturities.

10. Derivative Financial Instruments

The Company has various transactions with its foreign subsidiaries that are denominated in U.S. dollars and are subject to foreign currency exchange risk on these transactions.

During 2003, the Company began using foreign currency exchange contracts to reduce its exposure to fluctuations in foreign exchange rates. The Company bases these contracts on the amount of cash flows that it expects to be remitted to the United States from its foreign operations and does not use such derivative financial instruments for trading or speculative purposes. The Company has accounted for these contracts as free standing derivatives, such that gains or losses on the fair market value of these forward exchange contracts as of the balance sheet dates are recorded as other income and expense in the consolidated statements of income.

At December 31, 2004, the Company held forward exchange contracts totaling $649,000 with maturities through December 2005. All such contracts were denominated in Canadian dollars. For the year ended December 31, 2004, the Company recorded expense of $55,000, based on the net change in fair value of these contracts.

11. Income Taxes

The components of income before income taxes are as follows:

Year ended December 31	*2004*	*2003*	*2002*
Domestic	$9,548,384	$7,731,363	$4,244,927
Foreign	(540,695)	(431,923)	(210,120)
	$9,007,689	$7,299,440	$4,034,807

The components of the provision for income taxes are as follows:

Year ended December 31	*2004*	*2003*	*2002*
Current:			
Federal	$2,963,000	$2,657,000	$1,492,000
Foreign	44,000	26,000	12,000
State	392,000	351,000	110,000
Total current	3,399,000	3,034,000	1,614,000
Deferred:			
Federal	138,000	(88,000)	11,000
Foreign	66,000	(32,000)	(82,000)
State	18,000	(12,000)	(1,000)
Total deferred	222,000	(132,000)	(72,000)
	$3,621,000	$2,902,000	$1,542,000

The provision for income taxes is different from the amounts computed by applying the United States federal statutory income tax rate of 34%. The reasons for these differences are as follows:

Year ended December 31	*2004*	*2003*	*2002*
Income taxes at statutory rate	$3,063,000	$2,482,000	$1,372,000
State income taxes, net of federal benefit	410,000	339,000	110,000
Effect of foreign losses without an income tax benefit	126,000	58,000	9,000
Foreign minimum corporate income tax	45,000	—	—
Executive life insurance expense	8,000	(8,000)	54,000
Meals and entertainment	40,000	37,000	24,000
Extraterritorial income exclusion	(68,000)	—	—
Other	(3,000)	(6,000)	(27,000)
	$3,621,000	$2,902,000	$1,542,000

The Company's effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available to the Company in the various jurisdictions in which the Company operates. Significant judgment is required in determining the Company's effective tax rate and in evaluating its tax positions. In evaluating the exposure associated with various filing positions, the Company estimates reserves for probable exposures, which are adjusted quarterly in light of changing facts and circumstances, such as the progress of tax audits, case law and emerging legislation.

The components of the deferred tax assets and liabilities, and the related tax effects of each temporary difference at December 31, 2004 and 2003, are as follows:

	2004	*2003*
Deferred tax assets:		
Product refund reserve	$ 99,000	$58,000
Inventory obsolescence reserve	2,000	18,000
Vacation accrual	20,000	20,000
Compensation expense for warrants granted	37,000	27,000
Organization costs	54,000	31,000
Deferred compensation	352,000	230,000
Miscellaneous accrued expenses	25,430	27,164
Foreign net operating loss carryforwards	1,328,000	1,137,000
Valuation allowance	(1,125,000)	(777,000)
	792,430	771,164
Deferred tax liabilities:		
Depreciation	641,000	307,000
Inventories	154,000	245,000
Net deferred tax (liabilities) assets	$ (2,570)	$219,164

The Company has a deferred tax asset of $1,328,000, as of December 31, 2004, and $1,137,000 as of December 31, 2003, relating to foreign net operating loss carryforwards. The Company has recorded a valuation allowance to the extent that it is more likely than not that some portion of this asset will not be realized before it expires beginning in 2005.

On October 22, 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law. The act creates a temporary incentive for U.S. multinationals to repatriate accumulated income earned outside the U.S. at an effective tax rate of 5.25%. On November 15, 2004, the FASB issued proposed Standard FAS 109-b, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." This standard allows companies additional time to evaluate the effect of the law on whether unrepatriated foreign earnings continue to qualify for the SFAS No. 109, "Accounting for Income Taxes" exception to recognizing deferred tax liabilities and requires explanatory disclosures from those who need the additional time. Through December 31, 2004, the Company has not provided deferred taxes on foreign earnings because such earnings are intended to be permanently reinvested outside the U.S. Whether the Company will ultimately take advantage of this provision depends on a number of factors including reviewing future Congressional guidance before a decision can be made. Further, the Company cannot reasonably estimate the related range of possible amounts of unremitted earnings it may consider for repatriation, nor the related potential range of income tax effects of such repatriation at the time of the issuance of these financial statements. As a result, the Company will make no change in its current intention to permanently reinvest accumulated earnings of its foreign subsidiaries. If it becomes apparent the Company will repatriate these earnings, a one-time tax charge to the Company's consolidated statements of income could occur. The cumulative amount of unremitted earnings on which the Company has not recognized United States income tax was $344,000 at December 31, 2004.

12. License Agreement

The Company has a license agreement with the individual who developed several of the Company's products. This agreement provides the Company with the exclusive worldwide license to manufacture and sell all products created by the licensor and requires monthly royalty payments of 5% of net sales, with a minimum payment of $10,000 and a maximum payment of $22,000. The amount of expense under this agreement was $264,000 for the year ended December 31, 2002. The agreement expires in April 2005. The royalty payments terminated upon the death of the licensor, which occurred in February 2003. However, under the terms of the license agreement, the Company has the right to continue to use the name and likeness of the licensor in connection with marketing the related products for an annual fee of $10,000 for the duration of the agreement. As a result, the amounts of the expense in the years ended December 31, 2003 and 2004, were $54,000 and $10,000, respectively.

13. Employee Benefit Plans

The Company sponsors a 401(k) employee savings plan which covers substantially all employees. Employees can contribute up to 15% of their gross income to the plan, and the Company matches 75% of the employee's contribution. Company contributions under the 401(k) plan totaled $337,000, $288,000, and $246,000 in 2004, 2003, and 2002, respectively.

14. Incentive Compensation Plans

In July 2001, the Board of Directors approved an incentive compensation plan effective for fiscal years beginning with 2001. Under the plan, the Company established a bonus pool payable on a semi-annual basis equal to 25% of the net income of the Company. Bonuses are payable on all profits, but only if the net income for each six-month period exceeds $250,000. The bonus pool is allocated to executives according to a specified formula, with a portion allocated to a middle management group determined by the Executive Committee of the Board of Directors. The Company expensed a total of $1,580,000, $1,309,500, and $741,250 to the participants of the bonus pool for 2004, 2003, and 2002, respectively.

The Company sponsors a Supplemental Executive Retirement Plan (SERP) to allow certain executives to defer a portion of their annual salary and bonus into a grantor trust. A grantor trust was established to hold the assets of the SERP. The Company funds the grantor trust by paying the amount deferred by the participant into the trust at the time of deferral. Investment earnings and losses accrue to the benefit or detriment of the participants. The SERP also provides for a discretionary matching contribution by the Company not to exceed 100% of the participant's annual contribution. In 2004, 2003, and 2002, the Company did not provide a match. The participants fully vest in the deferred compensation three years from the date they enter the SERP. The participants are not eligible to receive distribution under the SERP until retirement, death, or disability of the participant.

13. Related Party Transactions

An officer/director of the Company is a principal in a law firm which provides legal services to the Company. During the years ended December 31, 2004, 2003, and 2002, the Company incurred consulting fees to the officer/director and legal fees to his firm totaling approximately $410,000, $372,000, and $315,000, respectively.

In January 2004, the Company purchased a total of 116,564 shares of the Company's common stock from three officer/directors and one director. The total cost of the purchases was $607,178, for a weighted average purchase price of $5.21 per share. In April 2004, the Company purchased a total of 75,000 shares of the Company's common stock from two officer/directors. The total cost of the purchases was $686,802, for a weighted average purchase price of $9.16 per share. The price per share was based on a discount from the market price per share at the time of purchase in order to approximate the dilutive impact of their shares on the open market.

On March 14, 2005, the Company entered into an employment agreement and a stock redemption agreement with an officer/director. The employment agreement has a term of three years, and under the stock redemption agreement, the Company will purchase 450,000 shares of the common stock of the Company at a price of $9.00 per share. Payment of the purchase price for the shares will be made in installments over a period not to exceed four years at an interest rate of 4%. Principal payments of $900,000 are due on March 31, 2005, 2006, and 2007, and principal payments of $675,000 are due on March 31, 2008 and 2009.

14. Segment Information

Description of Products and Services by Segment

The Company operates in one reportable segment, a network marketing segment consisting of seven operating units that sell nutritional and dietary products to a sales force of independent distributors that sell the products directly to customers. These operating units are based on geographic regions.

Geographic area data for the years ended December 31, 2004, 2003, and 2002, follows:

	2004	*2003*	*2002*
Net sales to external customers			
United States	$83,873,430	$65,832,045	$53,210,463
Australia/New Zealand	2,542,695	2,059,928	1,922,764
Canada	1,750,704	1,255,836	982,925
Mexico	2,634,394	3,338,071	2,904,722
United Kingdom	545,534	475,319	446,465
Malaysia/Singapore	2,770,664	579,988	—
Philippines	2,865,012	3,418,536	3,459,524
Total net sales	$96,982,433	$76,959,723	$62,926,863
Assets by area			
United States	$25,315,646	$18,738,771	$14,350,790
Australia/New Zealand	754,089	865,823	983,905
Canada	221,160	252,443	256,055
Mexico	1,834,229	2,300,299	1,619,941
United Kingdom	273,408	247,740	189,081
Malaysia/Singapore	1,716,929	1,353,677	—
Philippines	881,206	922,163	1,046,214
Total consolidated assets	$30,996,667	$24,680,916	$18,445,986

The Company classifies its sales into three categories of products. Net sales by product category data for the years ended December 31, 2004, 2003, and 2002, follow:

	2004	*2003*	*2002*
Net sales by product category			
Nutritional and dietary supplements	$83,982,424	$66,597,426	$53,704,567
Skin care products	1,229,187	1,056,133	1,319,618
Sales aids and other	11,770,822	9,306,164	7,902,678
Total net sales	$96,982,433	$76,959,723	$62,926,863

17. Quarterly Financial Data (Unaudited)

(In thousands, except per share amounts)	*First*	*Second*	*Third*	*Fourth*
2004				
Net sales	$23,478	$23,891	$24,172	$25,441
Gross profit	$19,624	$19,891	$20,032	$20,772
Net income	$ 1,642	$ 1,201	$ 1,264	$ 1,280
Preferred dividends	$ 12	$ —	$ —	$ —
Net income available to common shareholders	$ 1,629	$ 1,201	$ 1,264	$ 1,280
Earnings per share:				
Basic	$ 0.11	$ 0.08	$ 0.08	$ 0.07
Diluted	$ 0.10	$ 0.07	$ 0.07	$ 0.07
2003				
Net sales	$18,671	$17,767	$19,614	$20,908
Gross profit	$15,364	$14,758	$16,314	$17,296
Net income	$ 978	$ 931	$ 1,213	$ 1,275
Preferred dividends	$ —	$ 22	$ 20	$ 14
Net income available to common shareholders	$ 978	$ 909	$ 1,193	$ 1,261
Earnings per share:				
Basic	$ 0.06	$ 0.06	$ 0.08	$ 0.09
Diluted	$ 0.06	$ 0.06	$ 0.07	$ 0.07

Corporate Headquarters
Reliv International, Inc.
136 Chesterfield Industrial Blvd.
Chesterfield, Missouri 63005
Phone: 636.537.9715
Fax: 636.537.9753

State & Date of Incorporation
Delaware, February 11, 1985

Independent Registered Public Accounting Firm
Ernst & Young LLP
St. Louis, Missouri

Form 10-K Report
A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to:

Investor Relations
Reliv International, Inc.
136 Chesterfield Industrial Blvd.
Chesterfield, Missouri 63005

or by calling: 636.733.1314
or by faxing: 636.537.8814
or by E-mailing: shareholderinfo@reliv.com

Annual Meeting
The annual meeting of shareholders will be held at 9:30a.m. on Thursday, May 19, 2005, at Reliv Corporate Headquarters, 136 Chesterfield Industrial Blvd. Chesterfield, Missouri 63005

Transfer Agent
American Stock Transfer & Trust Co.
59 Maiden Lane, Plaza Level
New York, NY 10038
800.937.5449

Number of Shareholders of Record
2,284 as of March 4, 2005

Fiscal Year-End
December 31

Shareholder Questions
Communications concerning stock transfer requirements, lost certificates, change of address or dividends should be addressed to American Stock Transfer & Trust Co. at 800.937.5449.

Dividend Reinvestment, Share Purchase and Sale Program
This Program is available to the general public and current shareholders of the Company. If you would like to receive information on this Program, please call American Stock Transfer & Trust Co., toll free, at 888.333.0203.

Financial Information
Reliv International maintains a website on the Internet at www.reliv.com.

Stock Exchange Listing
Nasdaq Stock Market® under the symbol RELV.



136 Chesterfield Industrial Blvd.
Chesterfield, Missouri 63005

636.537.9715
www.reliv.com